Incoming, Inc.
244 Fifth Avenue, V235
New York, NY 10001

7 August 2014

VIA EDGAR

Ms. Jenn Do
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Incoming, Inc.
Form 10-K
Filed April 15, 2014
File No. 0-53616

Dear Ms. Do:

The Company has responded to each of the comments set forth in the Staff’s Letter dated July 25, 2014 and duplicated herein, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs set forth therein.  The Company’s responses are listed in bold type face.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Form 10-Q for the period ended March 31, 2014

Management’s Discussion and Analysis, page 8 Results of Operations, page 9
1.
1. We have read your response to comment 2 in our letter dated July 2, 2014. Please clarify whether the $78,991 recognized as other income in the first quarter is attributable to the end-of-year 2013 incremental production payment, or represents the actual quarterly payment for the first quarter of 2014 (or any other quarters). If a combination of incremental and actual quarterly payments, quantify the extent to which each type of payment makes up the total other income balance.

As outlined in the Company’s response to the Staff’s letter dated July 2, 2014, it is difficult to predict the amount of funding that any producer will receive from the USDA.  The amount of USDA Biofuel Program funding that is available for distribution is unknown. In addition, the number of producers competing for USDA funding is unknown. When funding is provided by the USDA, there is no detail provided regarding how the amount was determined. Given the fact that there was a single $78,991 USDA funding event in January 2014, it may be the case that quarterly (actual production) and end-of-year (incremental production) payments for FY2013 activities were combined.  However, the Company cannot state for certain that the payment was a combined payment, nor can we quantify the extent to which each type of payment made up the total balance that was received.

Liquidity and Capital Resources, page 11
2.	2. We have read your response to comment 4 in our letter dated July 2, 2014. Please expand your disclosures in future filings to highlight, if true, that significant amounts of third party accounts receivable are generated by transactions that represent a disproportionately smaller percentage of third party revenues, i.e., sales of imported biodiesel. Clarify, if true, that the majority of your third party revenues are generated by sales transactions of biodiesel that you produce at the NABE facility and sell on your own account, transactions for which the related accounts receivable amounts are promptly paid. Quantify in future filings the amount collected on all your accounts receivables subsequent to the balance sheet date.

The Company will revise future filings, where applicable, to better delineate whether third party revenue is generated from own-produced biodiesel, which is sold own the Company’s own account, or from imported biodiesel. The Company will revise future filings to update the amount collected on accounts receivable subsequent to the balance sheet date.

Note 2 – Summary of Significant Accounting Policies, page 21

3.
Along with the expanded disclosure you have indicated you will provide in MD&A in future filings, please revise the footnotes to the financial statements in future filings to include a clear description of your policy for recognizing other income for grants, as addressed in your response to comment 3 from our letter dated May 20, 2014, and comment 2 from our letter dated July 2, 2014.

The Company will revise future filings to more adequately address other income recognition for grants.

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions regarding the foregoing, please feel free to contact the undersigned by telephone at (864) 884-1714. Thank you.

Very truly yours,

INCOMING, INC.

By:      /s/ Eric S. Norris
                                                                                                Name: Eric S. Norris
Title:   VP, Finance